UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2001 OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For The Transition Period From To

Commission File Number 0-20882

Standard Management Corporation Savings Plan

(Full title of the plan)

Standard Management Corporation
10689 North Pennsylvania Street
Indianapolis, Indiana 46280

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

Registrant’s Telephone Number, including Area Code: (317) 574-6200

Standard Management Corporation
Savings Plan

Financial Statements
with Supplemental Schedule
Years Ended December 31, 2001 and 2000

Standard Management Corporation Savings Plan
TABLE OF CONTENTS

Page

Independent Auditors’ Report on the Financial Statements	1

Financial Statements
Statement of Net Assets Available for Benefits	2
Statement of Changes In Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Information
Schedule H, Line 4i—Schedule of Assets Held for Investment Purposes at End of Year	9

Independent Auditor’s Report

To the Plan Administrator
STANDARD MANAGEMENT CORPORATION
SAVINGS PLAN
Indianapolis, Indiana

We have audited the accompanying statement of net assets available for benefits of STANDARD MANAGEMENT CORPORATION SAVINGS PLAN as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of STANDARD MANAGEMENT CORPORATION SAVINGS PLAN as of December 31, 2000, were audited by other auditors whose report dated May 11, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of STANDARD MANAGEMENT CORPORATION SAVINGS PLAN at December 31, 2001 and the changes in its net assets available for benefits for the year then ended, in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 30, 2002

(1)

Standard Management Corporation Savings Plan

Statement of Net Assets Available for Benefits

December 31	2001	2000

Assets
Cash	$81	$0
Investments	3,813,099	2,844,750
Employee contributions receivable	0	10,664
Net employer contributions receivable	0	363

Net Assets Available for Benefits	$3,813,180	$2,855,777

See notes to financial statements.

(2)

Standard Management Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31	2001	2000

Additions
Investment income
Net appreciation (depreciation) in fair value of investments including realized gains and losses on sale of investments	$561,228	$(591,835)
Interest and dividends	49,904	158,980

Net investment gain (loss)	611,132	(432,855)
Employee contributions	364,734	371,856
Transfers from another plan and rollovers	0	14,812
Employer contributions	221,937	156,597

Total additions	1,197,803	110,410

Deductions
Benefits paid to participants	229,881	157,237
Administrative expenses	10,519	6,559

Total deductions	240,400	163,796

Net Increase (Decrease)	957,403	(53,386)

Net Assets Available for Benefits, Beginning of Year	2,855,777	2,909,163

Net Assets Available for Benefits, End of Year	$3,813,180	$2,855,777

See notes to financial statements.

(3)

Standard Management Corporation Savings Plan

Notes to Financial Statements
December 31, 2001 and 2000

Note A — Description of Plan:

     The following description of Standard Management Corporation (Company) Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined-contribution plan pursuant to Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Established June 1, 1987, and restated effective December 31, 1998, the Plan covers all employees of the Company and its subsidiaries. Participation is voluntary. Employees age twenty-one or older are eligible to become a participant on the first day of the month following the initial six-month period of employment. A member of management of the Company serves as Plan trustee.

The Plan terminated its custodial agreement with Prudential Investments Management Retirement Services and entered into investment and administrative arrangements with Redwood Investment Advisors, LTD effective January 1, 2000. All Plan assets were transferred to Charles Schwab & Co., Inc. on January 13, 2000.

Contributions
Employee contributions to the Plan are made through salary reduction agreements in increments of 1.0 percent of the participants annual earnings, not to exceed the lesser of 15.0 % of the participant’s annual earnings or the maximum amount specified by federal tax law ($10,500 for pre-tax contributions for 2001). The Company provides a 401(k) safe harbor matching contribution equal to 100% of each participant’s contribution not exceeding 4% of the participant’s compensation for the year. Participants designate the portfolios to which their contributions are made and have the opportunity to change the options previously elected. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

Participant Investment Account Options
Investment account options available include various funds. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(4)

Standard Management Corporation Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

Note A – Description of Plan (continued):

Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. As of January 1, 1999, the Company elected to make matching contributions to the Plan in accordance with the safe harbor provisions outlined in Section 401(k)(12)(B) of the Internal Revenue Code. Under these safe harbor provisions, all Company matching contributions made after this date are immediately vested. Company matching contributions prior to January 1, 1999 will continue to vest under the former service schedule, which is a gradual vesting schedule based upon length of service. Participants become fully vested in these Company contributions after six years of service. The non-vested interests of withdrawn participants are used to reduce future Company contributions.

Payment of Benefits
Upon termination of service, participants receive a qualified joint survivor annuity. However, participants may decline this form of payment and elect to receive a lump sum amount equal to the value of their accounts. A participant may make withdrawals after age 59 1/2, and under certain circumstances provided by the Plan, hardship withdrawals.

Loans
The Plan agreement includes provisions authorizing loans from the Plan to active eligible participants. Participants may obtain loans up to 50% of the vested portion of their account balances, a minimum of $1,000 to a maximum of $50,000. Loan terms shall not exceed five years except in the case of the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Repayment of both principal and interest is made to the participant’s account through payroll withholdings or a lump sum.

Plan Termination
The Plan is administered by the Plan Administrator, who is appointed by the Company’s Board of Directors, and who establishes the rules and procedures necessary for the Plan’s operations. Although it has not expressed any intent to do so, the Company has the discretionary right to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, each participant’s account shall be nonforfeitable with respect to both the participant’s and employer’s contributions, and the net assets shall be set aside for payment to the participants. Distribution shall be made by the trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.

Note B — Summary of Significant Accounting Policies:

Method of Accounting
The accompanying financial statements have been prepared on the accrual method of accounting.

(5)

Standard Management Corporation Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

Note B – Summary of Significant Accounting Policies (continued):

Investments
Plan investments are stated at quoted market prices or prices established by the custodian. Purchases and sales of securities are recorded on a trade-date basis.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion. Effective January 1, 2002 substantially all of these costs will be paid by the Plan.

(6)

Standard Management Corporation Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

Note C — Investments:

The Plan’s investments, except for the Company Stock Fund which is held by the trustee of the Plan, are maintained by the custodian. The Plan’s investments (including investments bought, sold, and held during the year) net appreciated in fair value as follows:

	2001

	Net Appreciation
	(Depreciation)	Fair Value
	in Fair Value	at End
Year Ended December 31	During Year	of Year

Investments at fair value as determined by quoted prices in an active market
Mutual funds	$(117,153)	$2,382,283
Common stock	678,381	1,383,468
Investments at cost which approximates market
Participant loans	0	47,348

	$561,228	$3,813,099

	2000

	Net Appreciation
	(Depreciation)	Fair Value
	in Fair Value	at End
Year Ended December 31	During Year	of Year

Investments at fair value as determined by quoted prices in an active market
Mutual funds	$(206,822)	$2,176,434
Common stock	(385,013)	617,872
Investments at cost which approximates market
Participant loans	0	50,444

	$(591,835)	$2,844,750

(7)

Standard Management Corporation Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

The fair value of individual investments that represented 5% or more of the Plan’s assets were as follows:

December 31	2001	2000

Schwab Money Market	$192,977	$219,640
Pimco Total Return Class D	201,290	211,862
Janus Balanced Fund	259,700	257,306
Marisco Focus	0	155,156
Weitz Partners Value	0	166,710
Alliance Premier Gr. Class A	191,924	198,897
Janus Overseas	193,322	178,906
Standard Management Corporation Stock Fund	1,383,468	617,872

Note D — Party-in-Interest Transactions:

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons.

Participants in the Plan may contribute to the Company Stock Fund, which invests exclusively in common stock of the Company. The Plan also invests in mutual funds of the Plan custodian. Individually non-material expenses paid to parties-in-interest aggregated to $10,519 for 2001 and $6,559 for 2000.

The Company provides certain administrative services at no cost to the Plan.

Note E — Tax Status:

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by Redwood Pension Advisors. This prototype Plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified Plan under Section 401 of the Internal Revenue Code and that the related trust was tax-exempt as of the financial statement date.

(8)

Standard Management Corporation Savings Plan

Schedule H, line 4i—Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2001
Employer Identification Number: 35-1773567 Plan Number: 001

(a)	(b)	(c)	(e)
	Identity of Issue,	Description of Investment Including Maturity Date,
	Borrower, Lessor, or	Rate of Interest, Collateral,	Current
	Similar Party	Par or Maturity Value	Value
Mutual Funds
	*Schwab Money Market	192,977 shares	$192,977
	Pimco Low Duration CAT D	5,900 shares	59,410
	Pimco Total Return Class D	19,244 shares	201,290
	Loomis Sayles Bond	9,232 shares	96,382
	Janus Balanced Fund	13,230 shares	259,700
	*Schwab S&P 500	9,074 shares	160,693
	Selected American SHS	4,465 shares	138,374
	Alliance Premier Gr. Class A	17,886 shares	191,924
	Marisco Focus	10,772 shares	146,503
	Third Avenue Value	809 shares	29,496
	Weitz Partners Value	9,095 shares	189,812
	Wasatch Growth	3,562 shares	123,246
	RS Emerging Growth	3,150 shares	100,816
	Janus Overseas	9,523 shares	193,322
	Mutual Discovery	4,363 shares	79,369
	Oakmark Select Fund	6,305 shares	171,737
	Liquidity Fund	4,773 shares	4,773
	Other Mutual Funds	4,034 shares	42,459

			2,382,283

Common Stock
	*Standard Management Corporation Stock	229,812 shares	1,383,468

Loans
	Participants loans		47,348

			$3,813,099

*Party-in-interest

(9)

Exhibit Index

Number	Exhibit

23	Consent of independent certified public accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

Date: June 28, 2002	/s/ John J. Dillon

John J. Dillon
Executive Vice President of Standard Management Corporation and Trustee